FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:                  August ____________

Commission File Number: 0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300–889 Harbourside Drive
North Vancouver, British Columbia
Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F                         Form 40-F         X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                             No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION
(Registrant)

By: /s/	A. David Long A. David Long, Corporate Secretary

Dated: August 27, 2007

All Suluk Results Received—Miramar Reports Continuing Exploration Success
-Suluk Hole 07PMD569 intersects 5.1 g/t gold over 58.2 meters-
-Suluk Hole 07PMD557 intersects 8.2 g/t gold over 18.5 meters-

VANCOUVER — Miramar Mining Corporation today announced results for an additional 54 diamond drill holes from the 2007 Exploration Program at the Hope Bay Project in Nunavut. Four drills are currently testing the Naartok and Rand Deposits in the Madrid system and the Connector zone between the Boston Main Resource and BN Zone. Regional exploration drilling on the belt continues with one drill testing priority targets along the 21 km long Madrid trend and one drill testing the Boston trend.

Drilling and assaying for the Suluk portion of the Madrid deposit is now complete and efforts are now focused on key areas of infill drilling on the Naartok East and West Zones with emphasis on areas with the potential to impact the resource models and improve ongoing development studies. On the Rand deposit, drilling is continuing to test recently discovered higher grade mineralization encountered in hole 07PMD542 (reported previously, June 21, 2007) which returned 10.9 g/t over 33.5 meters. Recent assays received from Rand drilling include hole 07PMD532 grading 4.6 g/t over 30.3 meters.

“The results released to date along with the continued excellent results presented in this news release demonstrate the continuity and robust mineralization of the deposits within the Madrid System.” said Tony Walsh, Miramar’s President & CEO. In addition to significant intercepts within the main zones, results in areas of low drill density including holes such as 07PMD582 reporting 10.1 g/t over 13.2 meters drilled to test the northeastern most limits of the Suluk deposit are returning excellent grades and widths indicating further potential to add resources and impact Phase II development studies.

Update on Phase II Studies

The delineation of the deposits at Madrid and Boston evolves with each new set of drilling results and management believes that these results could have a significant impact on potential open pit concepts being considered for Phase II. As noted above, the results generated at Suluk and Rand have expanded and extended the mineralization at Madrid to the extent that management believes the results will have a positive impact on Phase II studies and concepts. Also, at Boston, the discovery of the widely mineralized BN zone, the additional sampling of historical core at the main resource at Boston and the drilling being done in the Boston connector between the two deposits has raised the opportunity to consider open pit development at Boston. Lowering the cut-off grades at Boston in an open pit scenario offers the potential for a larger more economic operation at Boston. It was anticipated that a preliminary assessment on Phase II would be completed at this time however management does not see the merits of continuing with a study that does not incorporate the significant results generated during this year’s program. Instead, the Company has decided to delay the studies and wait to incorporate this years results and their impact on the resources. Unanticipated delays in receiving assay results are also contributing to the delay. The studies are expected to be announced before the end of 2007. It is anticipated that once these results have been incorporated and announced, the Phase II project will move directly to feasibility, allowing for the filing of a Preliminary Project Description with the Nunavut Impact Review Board which puts the Phase II into the permitting process. It is expected that preparation of a feasibility study on Phase II will be able to commence the first half of 2008.

2007 Hope Bay Program

Miramar embarked on the 2007 Hope Bay exploration campaign with the objectives of : i) advancing the deposits towards completion of a feasibility study for Phase II primarily through infill drilling and supporting technical and metallurgical studies, ii) conducting exploration drilling proximal to the existing deposits, and iii) testing of priority exploration targets for new discoveries in settings similar to the existing resource areas.

The 2007 Exploration Program was initiated March 17 with 5 drills testing resource targets in the Suluk and Rand Deposits. Boston exploration started the following month, April 18th. A shift to land based drilling in May/June included exploration target prioritization with drills testing within resource targets and regional targets. Over 42,000m of core drilling in 135 holes has been completed to date with results now available for an additional 54 holes. Results to date are presented below.

2007 Madrid Program: Suluk and Rand Targets

The project of infilling the upper 300m of the Suluk Deposit is completed with all assays now available and a new resource is being calculated. Most holes have returned results equivalent to or better than data from the surrounding drill holes. A similar program targeting the upper 200m of the Rand Deposit has also returned better than expected results with drilling currently on-going. Suluk highlights are summarized below with complete results presented in the appended table.

Suluk Deposit Highlights

HOLE ID	Area	FROM	TO	LENGTH	Au g/t
07PMD532	Rand	42.5	72.8	30.3	4.6
07PMD557	Suluk	154.0	172.5	18.5	8.2
07PMD559	Suluk	299.0	319.0	20.0	6.1
And		381.0	386.0	5.0	12.6
07PMD566	Suluk	28.5	60.5	32.0	3.2
07PMD568	Suluk	139.0	197.0	58.0	4.6
includes		170.0	178.1	8.1	12.3
07PMD569	Suluk	264.8	323.0	58.2	5.1
includes		310.0	314.0	4.0	33.4

07PMD570	Suluk	183.5	224.0	40.5	3.6
07PMD582	Suluk	83.9	97.0	13.2	10.1
07PMD574	Suluk	105.0	109.3	4.3	17.6

2007 Boston Program: BN/Connector Zone Targets

Currently two drills are active in the Boston area completing the BN/Connector zone testing. Of the total holes completed in the Hope Bay belt, 17 drill holes have targeted the expansion of the BN Zone and connecting the BN zone to the Main Boston Resource. Results for 5 additional drill holes are presented in the appended table.

About Miramar Mining Corporation

Miramar is a Canadian gold company that controls the Hope Bay project, the largest undeveloped gold project in Canada. The Hope Bay project extends over 1,000 sq. km. and encompasses one of the most prospective undeveloped greenstone belts in Canada.

Miramar aims to become a significant gold producer through the integrated development of the Hope Bay belt. In order to achieve this goal, while minimizing potential dilution and risk to shareholders, Miramar has developed a phased approach to maximizing potential gold production from the Hope Bay belt starting with the proposed small scale, high grade Doris North Project. Miramar then hopes to extend and expand production levels by sequentially developing the rest of Doris, Boston and Madrid. All contemplated production at the Hope Bay project is subject to positive feasibility studies, the availability of financing and permitting and regulatory approval.

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by John Wakeford, P. Geo. Vice President, Exploration for Miramar Mining Corporation, and the Qualified Person for the Company as set out in NI 43-101. The analytical method for the gold analyses is gravimetric assay done by TSL in Saskatoon with metallic screen assays for all samples assaying over 20 g/t gold. Check assays are completed by Acme Laboratories in Vancouver.

Assay intervals reported are drill core lengths. Geologic interpretation of drill results is underway. However, it is estimated that true widths would generally be at least 70-80% of reported core lengths.

Additional Information

Diagrams and tables detailing some of the matters described herein are attached to this news release. If you are missing these, please download this news release from Miramar’s website at http://www.miramarmining.com/, to which they are attached, or contact us at the numbers listed below. All other information previously released on the Hope Bay Project is also available on this website.

Forward Looking Statements

This press release and the attached financial disclosure contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and securities legislation of certain Provinces in Canada including, without limitation, statements relating to Miramar’s strategies, goals and objectives at the Hope Bay project and the expected results of exploration work. Forward looking statements are statements that are not historical facts and are generally but not always, identified by words such as “expects,” “plans,” “anticipates,

”believes,“ ”intends,“ ”estimates,“ ”projects,“ ”potential,“ ”goal,“ ”objective,“ ”strategy,“ or variations thereof or similar expressions or statements that events or conditions ”will,“ ”would,“ ”may,“ ”could,“ or ”should“ occur.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing in a timely manner and on acceptable terms to fund the planned work; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties, and that commercially viable deposits may not be identified; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in work programs or mine closures; the risk of environmental contamination or damage resulting from Miramar’s operations and other risks and uncertainties, including those described in this press release and the attached disclosure and in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2006 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

All resource estimates are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, which permits U.S. mining companies in their SEC filings to disclose only those mineral deposits that qualify as proven or probable ”reserves“ because a determination has been made based on an appropriate feasibility study that the deposits could be economically and legally extracted or produced. Accordingly, resource information reported in this disclosure may not be comparable to similar information reported by United States companies. The term ”resource(s)“ does not equate to ”reserves“ and normally may not be included in documents filed with the Securities and Exchange Commission, and investors are cautioned not to assume that ”resources“ will be converted into ”reserves“ in the future.

This disclosure uses the term ”inferred resources“. While this term is recognized by Canadian regulations concerning disclosures by mining companies, the U.S. Securities and Exchange Commission does not recognize it. ”Inferred resources“ have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of the ”inferred resources“ will ever be upgraded to a high category. Under Canadian rules, estimates of ”inferred resources“ may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that part or all of an ”inferred resource“ exist or are economically or legally feasible.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation

For further information contact:
Anthony P. Walsh
President & CEO, Miramar Mining Corporation
Tel: (604) 985-2572 Fax: (604) 980-0731Toll Free: 1-800-663-8780Email: info@miramarmining.com

433500 mE
434000 mE
434500 mE
435000 mE
7551000 mN
7550500 mN
7550000 mN
7549500 mN
7549000 mN
N
2006 Naartok East Resource
2006 Rand Resource
2006 Suluk Resource
2006 Naartok West Resource
2006 South Suluk Resource
07PMD582
07PMD574
07PMD566
07PMD570
07PMD568
07PMD569
07PMD559
07PMD557
Patch Lake
Legend
Currently Reported 2007 Drill Hole Location
Previously Reported 2007 Drill Hole Location
Large Pit Outline
Small Pit Outline
Outcrop
2007 Suluk Drill Hole Locations
Date: August 2007
Author: MC
Drawing: DHLoc
Scale: 1: 10,000
MIRAMAR HOPE BAY LTD.
0 100 200 400 m
Projection: UTM Zone 13 (NAD83)

Figure 1: Madrid Deposit Area with recent 2007 drilling and conceptual open pit outlines.

W
E
03PMD226
07PMD533
06PMD392
07PMD555
PMD104
07PMD582
Patch Lake
Base Case Pit
1.6 g/t Au
13.5 m
10.1 g/t Au
13.2 m
1.8 g/t Au
12.0 m
4.5 g/t Au
9.1 m
1.6 g/t Au
5.0 m
1.5 g/t Au
2.0 m
2.6 g/t Au
36.0 m
4.2 g/t Au
11.2 m
1.0 g/t Au
17.8 m
0
25
50
meters
MIRAMAR
HOPE BAY LTD.
Suluk Section 50255NW
Legend
2007 drill hole
mineralized interval
pre-2007 drill hole
2006 Suluk Zones

Figure 2: Suluk Section 50255NW with recent 2007 drilling and conceptual open pit outlines.

MIRAMAR
HOPE BAY LTD.
Boston Drill Hole Locations
Legend
Completed 2007 Drill Hole
Previously Released Drill Hole
N
D339
D349
D347
07SBD355
Sediments
D344
D348
BN Zone
D350
07SBD353
07SBD367A
D343
D351
D340
D331
Sediments
D338
07SBD356A
D352
07SBD354
D346
Basalts
Connector
07SBD366
Fold Axis
07SBD364
07SBD365
Portal
Volcaniclastics
B2-B3 Deposits
0
50
100
meters

Figure 3: Boston Deposit BN/Connector Area with recent 2007 drilling.

Table 1: Hope Bay additional drill results, significant assays only.

HOLE ID	Area	FROM	TO	LENGTH	Au	Notes
		m	m	m	g/t
07PMD529	SULUK	58.0	71.5	13.5	1.2
And		98.5	133.5	35.0	7.5
includes		110.5	117.0	6.5	32.6

07PMD532	RAND	42.5	72.8	30.3	4.6
includes		55.5	60.1	4.6	14.4
includes		67.5	72.8	5.3	4.0

07PMD543	SULUK	9.6	25.9	16.3	1.1	At bedrock surface

07PMD544	SULUK	77.0	78.5	1.5	7.6
And		92.0	107.5	15.5	1.7
And		125.5	127.0	1.5	7.6

07PMD546	SULUK	121.0	142.0	21.0	3.3
And		229.0	235.0	6.0	2.3

07PMD548	RAND	42.3	43.7	1.4	5.8
And		97.0	100.0	3.0	2.6
And		110.2	117.5	7.3	2.1

07PMD551	SULUK	150.3	168.8	18.5	1.8
And		181.0	196.2	15.2	4.2
includes		191.5	194.6	3.1	11.9

07PMD553	SULUK				n.s.v.	No significant values

07PMD554	SULUK	58.7	61.2	2.5	7.9
And		106.5	129.5	23.0	2.9
includes		114.0	116.0	2.0	10.8
And		148.0	149.5	1.5	10.6

07PMD555	SULUK	44.0	53.0	9.0	2.1

07PMD556	RAND	160.0	161.5	1.5	5.4
		186.5	197.0	10.5	1.9

07PMD557	SULUK	154.0	172.5	18.5	8.2
includes		163.0	166.0	3.0	30.4

07PMD558	RAND	115.5	152.0	36.5	1.3
And		201.2	209.8	8.6	3.8
And		249.0	264.0	15.0	1.2

07PMD559	SULUK	275.7	287.0	11.3	2.4
And		299.0	319.0	20.0	6.1
includes		306.4	317.6	11.1	7.0
And		381.0	386.0	5.0	12.6

07PMD560	RAND	75.0	77.4	2.4	5.1
And		122.8	124.2	1.5	5.4

07PMD561	SULUK				n.s.v.	No significant values

07PMD562	SULUK	125.6	135.0	9.4	1.4
includes		133.8	134.1	0.3	11.2
And		176.0	182.5	6.5	6.7
And		203.0	212.0	9.0	3.6
includes		209.0	210.7	1.7	10.2

07PMD563	RAND				n.s.v.	No significant values

07PMD564	SULUK	187.2	197.0	9.8	1.9

07PMD566	SULUK	28.5	60.5	32.0	3.2
includes		38.8	46.5	7.7	7.3

07PMD567	SULUK	16.0	60.8	44.8	1.2	At bedrock surface
includes		19.0	23.5	4.5	2.8
And		94.0	97.5	3.5	3.4
And		176.5	178.0	1.5	12.0

07PMD568	SULUK	139.0	197.0	58.0	4.6
includes		139.0	144.5	5.5	7.9
includes		170.0	178.1	8.1	12.3

07PMD569	SULUK	194.0	214.0	20.0	4.6
includes		205.0	208.1	3.1	8.4
includes		211.0	212.5	1.5	22.7
And		264.8	323.0	58.2	5.1
includes		283.1	287.0	3.9	7.6
includes		300.6	301.0	0.5	44.9
includes		310.0	314.0	4.0	33.4
And		395.2	399.1	3.9	5.8

07PMD570	SULUK	183.5	224.0	40.5	3.6
includes		183.5	186.5	3.0	7.5
And		205.5	212.0	6.5	4.4
And		222.5	224.0	1.5	18.0

07PMD571	SULUK	307.0	313.0	6.0	3.8
And		326.0	335.0	9.0	2.8

07PMD572	SULUK	81.0	86.6	5.6	4.3

07PMD573	SULUK	42.5	47.1	4.6	2.2
And		72.3	81.4	9.1	2.0
And		96.7	105.2	8.5	3.0

07PMD574	SULUK	92.0	99.5	7.5	11.8
includes		93.0	94.0	1.0	36.2
And		105.0	109.3	4.3	17.6
includes		105.0	106.3	1.3	49.4
And		284.5	290.3	5.8	3.0

07PMD575	SULUK				n.s.v.	No significant values

07PMD576A	SULUK	139.3	148.8	9.5	2.0

07PMD577	SULUK				n.s.v.	No significant values

07PMD578	SULUK				n.s.v.	No significant values

07PMD579	SULUK	131.7	138.8	7.0	1.2
And		169.1	198.3	29.2	2.9
includes		186.0	187.0	1.0	24.9

07PMD580	SULUK				n.s.v.	No significant values

07PMD581	SULUK				n.s.v.	No significant values

07PMD582	SULUK	83.9	97.0	13.2	10.1
includes		83.9	85.0	1.2	49.1
includes		94.5	97.0	2.5	17.0

07PMD583	SULUK	156.7	158.0	1.3	41.0

07PMD584	SULUK	22.0	35.3	13.3	1.9
And		74.0	79.5	5.5	2.2

07PMD585	SULUK				n.s.v.	Abandoned hole

07PMD586	RAND	61.9	66.8	4.9	3.5	Additional assays are pending

07PMD587	NAARTOK EAST	116.2	128.2	11.9	1.0	Additional assays are pending
And		160.6	213.1	52.5	2.8
includes		162.0	181.2	19.2	3.7
includes		204.0	207.0	3.0	6.6

07PMD588	NAARTOK EAST	9.1	22.0	12.9	2.5	At bedrock surface
includes		14.0	20.0	6.0	4.1
And		206.6	227.3	20.7	1.8
includes		215.8	218.1	2.3	7.2
includes		224.8	227.3	2.5	2.0	Additional assays are pending

07PSD135	SULUK				n.s.v.	No significant values
BOSTON
07SBD356A	BN/Connector	332.2	345.0	12.8	2.7
And		350.0	361.0	11.0	3.0
And		376.5	383.0	6.5	1.6
And		403.0	419.0	16.0	1.3
includes		415.6	419.0	3.4	3.1

07SBD364	BN/Connector	25.0	33.0	8.0	1.2
And		85.0	101.0	16.0	1.0
And		151.0	155.0	4.0	4.2
And		208.0	220.3	12.3	1.7

07SBD365	BN/Connector	92.0	107.0	15.0	1.1
And		264.3	264.6	0.3	10.1

07SBD366	BN/Connector	165.0	170.0	5.0	2.0
And		187.5	192.5	5.0	3.5

07SBD367A	BN/Connector	208.0	212.0	4.0	2.6	Additional assays are pending